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DRAVO CORPORATION LOGO

                                                              September 21, 1998

Dear Shareholder:

     We are pleased to advise you that on September 15, 1998, Dravo Corporation ("Dravo") entered into an Agreement and Plan of Merger with Carmeuse Lime, Inc. ("Carmeuse") and one of its subsidiaries, DLC Acquisition Corp., which provides for the acquisition of all of the outstanding Common Stock of Dravo at a price of $13.00 per share in cash. Under the terms of the proposed transaction, DLC Acquisition Corp. has today commenced a tender offer for all of the outstanding shares of Dravo Common Stock at $13.00 per share. Following the completion of the tender offer, and any approvals required by law, DLC Acquisition Corp. will be merged with Dravo and all shares of Common Stock not purchased in the tender offer (other than those owned by Carmeuse or by shareholders who have perfected appraisal rights) will be converted into the right to receive $13.00 per share in cash in the merger.

     YOUR BOARD OF DIRECTORS (I) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE TENDER OFFER AT THE OFFER PRICE AND THE MERGER, (II) HAS DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AND (III) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE TENDER OFFER, TENDER THEIR SHARES TO DLC ACQUISITION CORP. AND APPROVE AND ADOPT THE MERGER AGREEMENT AND MERGER, IF REQUIRED.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors more fully described in the accompanying materials. The Board of Directors has received the written opinion dated September 15, 1998 of Salomon Smith Barney Inc., financial advisor to Dravo, to the effect that, as of such date and based upon and subject to certain matters stated therein, the $13.00 per share cash consideration to be received in the Offer and the Merger by the holders of Common Stock (other than Carmeuse and its affiliates) was fair, from a financial point of view, to such holders.

     Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Carmeuse's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

     The management and directors of Dravo thank you for the support you have given the Company.

                                          On behalf of the Board of Directors,

                                          Arthur E. Byrnes
                                          Arthur E. Byrnes
                                          Chairman of the Board

                                          Carl A. Gilbert
                                          Carl A. Gilbert
                                          President and Chief Executive Officer